
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732


03022531

16 May 2003


SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH, D.C. 187
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.


SEC MAIL
RECEIVED
PROCESSING
JUN 02 2003
WASH. D.C.
187
SECTION

MASNET No. 9 OF 13.05.2003
Announcement No. 9

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel sees strong potential for its IP VPN services

Attached is a news release made by Singapore Telecommunications Limited on the above.



Release13May2003.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 13/05/2003 to the SGX

SingTel

News Release

SingTel sees strong potential for its IP VPN services

Singapore, 13 May 2003 – Singapore Telecommunications Limited (SingTel) has seen strong demand for its Internet Protocol Virtual Private Network (IP VPN) services in recent years and expects the trend to continue.

SingTel recently signed up new customers for its local IP VPN service, known as Meg@POP. These included NTUC FairPrice, Giordano and Metro.

SingTel's regional IP VPN service, marketed as ConnectPlus IP VPN, has also seen strong demand from corporate customers. Recent deals won include those with multinationals like BAX Global, Ericsson, Exel, Halliburton, Marsh, Sumitomo Heavy Industries, Toyota and Visa.

In all, SingTel expects its local and regional IP VPN services to see revenue growth of more than 61 per cent annually over the next five years.

SingTel's regional IP voice service, branded ConnectPlus VoIP VPN (Voice-over-Internet Protocol Virtual Private Network), is expected to experience double-digit percentage growth in the next two years.

According to research company Gartner, the Asia Pacific IP VPN market has grown by more than 300 per cent to reach US$975 million in 2002 compared to the year before. This is expected to grow to US$3.2 billion in 2007, a compounded annual growth rate (CAGR) of 27 per cent. For the Singapore IP VPN market, Gartner expects the figure to grow from US$20 million in 2002 to US$154 million in 2007, a CAGR of 50 per cent.

Operated over SingTel's own Gigabit IP backbone, SingTel's IP VPN is based on Multi-Protocol Label Switching technology that combines the security of a traditional private network with Quality of Service features and the flexibility of IP. The service is suitable for companies with multiple sites locally and globally who want to meet their intra-corporate and extra-corporate communication needs.

SingTel was the first telco to launch IP-based VPN services in Singapore in 1998. It has since expanded its IP VPN network rapidly throughout the region. Today, SingTel has established dedicated IP POPs covering 16 key cities in the Asia Pacific, Europe and the United States. This will allow multinational companies to enjoy any-to-any connectivity by choosing access services that not only meets their business needs, but would be suitable for deployment in their particular country.

SingTel has invested about S$60 million in its IP VPN network and expects to invest more than S$100 million to further enhance its coverage and performance over the next three years. For example, SingTel plans to establish more points of presence (POPs) in Europe and the United States to meet the increasing demand of European and US companies.

"SingTel views IP VPN as one of the key developments in the commercial telecommunications market," said Ms Lian Bee Leng, SingTel's Vice President (Corporate Products). "We are confident that with an integrated IP VPN network like ours, customers with domestic and regional requirements can enjoy a seamless IP solution from SingTel that is unmatched by other service providers."

SingTel's global ConnectPlus network covers more than 23 cities in 16 countries and territories -- Australia, Brunei, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Sri Lanka, Thailand, Taiwan, the UK and the US.

~~~~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving almost 35 million customers in six markets.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group employs more than 20,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.
~~~~~~~~~~~~~~~~~~

SEC File No: 82-3622

MASNET No. 14 OF 13.05.2003
Announcement No. 14

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement by Standard & Poor's

Attached is an announcement by Standard & Poor's on Singapore Telecommunications Limited and SingTel Optus Pty Limited.



SingTelPressRelease0513a.p

Submitted by Chan Su Shan (Ms), Company Secretary on 13/05/2003 to the SGX

SEC File No: 82-3622

Ratings on SingTel and SingTel Optus Placed on CreditWatch Negative

S&P Puts SingTel and SingTel Optus on Watch Negative

SINGAPORE (Standard & Poor's) May 13, 2003--Standard & Poor's Ratings Services today placed its 'AA-' long-term and 'A-1+' short-term ratings on Singapore's leading telecommunications service provider, Singapore Telecommunications Ltd. (SingTel), on CreditWatch with negative implications. The placement follows the government's recent announcement that it intends to divest its equity stake in SingTel.

At the same time, the 'A+' long-term and 'A-1' short-term ratings on SingTel's wholly owned subsidiary, SingTel Optus Ltd. also were placed on CreditWatch with negative implications, in line with the rating action on its parent. With the government's announcement, the level of government support that must be factored into SingTel's rating needs to be reassessed.

As part of its Free Trade Agreement with the U.S. government, the Singapore government has recently announced its commitment to sell all its equity in SingTel, "subject to the state of capital markets and the interests of other shareholders". The Singapore government, through Temasek Holdings Pte. Ltd., currently owns 67.5% of SingTel.

In the past, Standard & Poor's has factored in government support for SingTel in its ratings on the telecommunications company's ratings, partly due to the government's two-thirds ownership. The rating also factored in an expectation that the government would support SingTel because any disruption in SingTel's operations would have significant economic and social implications, given that it holds a market share of nearly 100% in the fixed-line telecommunications services and 47% in mobile phone services in Singapore. SingTel's economic significance is amplified by the government's intention to develop Singapore as a regional information and communications hub in Asia.

Furthermore, Standard & Poor's considers that as the largest shareholder, the government has a significant financial interest in ensuring that SingTel maintains its financial health and viability.

To resolve the CreditWatch, Standard & Poor's will make a detailed assessment of the government's plans for the divestment of its equity in SingTel, including likely method, timing, and amount. The final rating will be determined partly on the basis of evaluation of extent of erosion, if any, in government support to SingTel. Furthermore, Standard & Poor's will assess the impact of the selldown on SingTel's

deleveraging program, domestic operations, and investment plans.

SingTel is on track to deleverage its balance sheet, but its debt level continues to remain relatively high for its rating category. In fiscal year 2003, the company's net debt to EBITDA improved to 2.4x from 3.1x in the previous year. However, its net debt to operating EBITDA remained high at 2.9x. Despite weak operating performance in the Singapore market, SingTel's cash flow protection measures were in line with Standard & Poor's target of 31% funds from operations (FFO) to net debt ratio. Funds from operations were supported by a reduction in capital expenditure, tight cost control and the improved profitability of SingTel Optus Ltd. Following an improved performance in 2003, Optus now constitutes about 30% of SingTel's reported EBITDA.

SingTel is expected to be able to further reduce its net debt in 2004, due partly to its reduced capital expenditures plan and the expected cash inflows of about Singapore dollar (S$) 900 million (about US$519 million) from special dividends from Singapore Post Ltd. (A+/Stable/A-1), and sale of 40% equity in Singapore Post Ltd. Nevertheless, deterioration in its fixed-line operations, heightened competition on its saturating mobile business in the Singapore market, and increased investments in associates could put downward pressure on the group's profitability and cash flows.

Contact:
Mark Legge, Melbourne (61-3) 9631-2041
Sharad Jain, Singapore (65) 6239-6340
Andrew Lally, Melbourne (61-3) 9631-2077
Yasmin Wirjawan, Singapore (65) 6239-6302

MASNET No. 81 OF 09.05.2003
Announcement No. 81

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	08/05/2003
Date of change of interest:	05/05/2003
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(100,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.47000
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,084,000	11,971,746,846
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	2,984,000	11,971,746,846
% of issued share capital:	0.02	67.16
Total shares:	2,984,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/05/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 79 OF 09.05.2003
Announcement No. 79

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	08/05/2003
Date of change of interest:	29/04/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(120,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.42750
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,204,000	11,971,746,846
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	3,084,000	11,971,746,846
% of issued share capital:	0.02	67.16
Total shares:	3,084,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/05/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 78 OF 09.05.2003
Announcement No. 78

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	07/05/2003
Date of change of interest:	02/05/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	1,000,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.46000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,204,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	3,204,000	11,971,746,846
% of issued share capital:	0.02	67.16
Total shares:	3,204,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/05/2003, the date of receipt of the notice, to the SGX